SPL
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FILE NO.
82 - 34708

04 JAN -5 AM 7:21

December 31, 2003

04012209

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

- Official Minutes of the Extraordinary General Meetings of Shareholders and Preferred Shareholders of the Company, both held on December 19, 2003 in Amsterdam.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

1/20

RVZ:alk
encls.
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\26th subm 12-31-03fdx.com

FILE NO.
82 - 34708

04 JAN -5 AM 7:21

MINUTES
of the extraordinary general meeting
of shareholders of
SPL WorldGroup B.V.,
having its corporate seat in Amsterdam,
(hereinafter referred to as: the "Company")
held in Amsterdam on December 19, 2003.

Chairman: Mr John C.C. Paans

Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors had advised him that no depositary receipts for shares in the Company had been issued with the Company's concurrence and there were no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting 5,531,030 shares are represented at the meeting, constituting approximately 41.1% of the entire issued share capital.

The chairman brought up for discussion the following issue included in the agenda for this meeting:

the election to the Board of Directors of the Company of Mr. Harry Debes, the Chief Executive Officer of the Company.

The meeting unanimously adopted the agenda as moved by the chairman.

FILE NO.
82 - 34708

The chairman then proceeded to the agenda item. The chairman proposed to appoint the new Chief Executive Officer of the Company to the Board of Directors of the Company, effective per the date of the meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, December 19, 2003

John C.C. Paans
Chairman

Alex van Doorn
Secretary

FILE NO.
82 - 34708

ATTENDANCE LIST EXTRAORDINARY MEETING OF SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, 19 DECEMBER 2003

Name	# Shares	Proxy	Date of Proxy
Josephson, J.	2000	Yes	December 1, 2003
Lumbro Nominees (Jersey) Limited	307266	Yes	December 2, 2003
Carlitz, T.	40000	Yes	December 2, 2003
Jarvie Nominees Limited	1992530	Yes	December 3, 2003
PlusPlus N.V., L. Israelstam	496950	Yes	December 3, 2003
Spread Trustee Company Ltd (acc. 1644)	161462	Yes	December 4, 2003
Spread Trustee Company Ltd (acc. 1649)	67542	Yes	December 4, 2003
PeopleSoft Investments, Inc	250000	Yes	December 4, 2003
Faulkner, D.	76	Yes	December 4, 2003
Withrow, K.	257	Yes	December 4, 2003
Maguire, J.	77880	Yes	December 4, 2003
Avraham, E.	2556	Yes	December 10, 2003
TCV I, L.P.	713970	Yes	December 13, 2003
TCV I, C.V.	56540	Yes	December 13, 2003
TCV II, L.P.	581978	Yes	December 13, 2003
TCV II, C.V.	88856	Yes	December 13, 2003
TCV II, VOF	18904	Yes	December 13, 2003
TCV II (Q), L.P.	447431	Yes	December 13, 2003
TCV II Strategic Partners, L.P.	79397	Yes	December 13, 2003
Huntley, R.	125267	Yes	December 14, 2003
Iles, S.	20168	Yes	December 15, 2003

TOTAL	5531030

FILE NO.
82 - 34708

MINUTES
of the extraordinary meeting
of preferred shareholders of
SPL WorldGroup B.V.,
having its corporate seat in Amsterdam,
(hereinafter referred to as: the "Company")
held in Amsterdam on December 19, 2003.

Chairman: Mr John C.C. Paans
Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors had advised him that no depositary receipts for shares in the Company had been issued with the Company's concurrence and there were no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 1,553,350 preferred shares are represented at the meeting, constituting approximately 81% of the entire issued preferred share capital.
The chairman brought up for discussion the following issue included in the agenda for this meeting:

the election to the Board of Directors of the Company of Mr. Harry Debes, the Chief Executive Officer of the Company.

The meeting unanimously adopted the agenda as moved by the chairman.

FILE NO.
82 - 34708

The chairman then proceeded to the agenda item. The chairman proposed to appoint the new Chief Executive Officer of the Company to the Board of Directors of the Company, effective per the date of the meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, December 19, 2003

John C.C. Paans
Chairman

Alex van Doorn
Secretary

ATTENDANCE LIST EXTRAORDINARY MEETING OF PREFERRED SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, 19 DECEMBER 2003

Name	# Shares	Proxy	Date of Proxy
Josephson, J.	2000	Yes	December 1, 2003
PeopleSoft Investments, Inc	250000	Yes	December 4, 2003
TCV I, L.P.	674590	Yes	December 13, 2003
TCV I, C.V.	53420	Yes	December 13, 2003
TCV II, VOF	8908	Yes	December 13, 2003
TCV II, L.P.	274274	Yes	December 13, 2003
TCV II, C.V.	41878	Yes	December 13, 2003
TCV II (Q), L.P.	210866	Yes	December 13, 2003
TCV II Strategic Partners, L.P.	37414	Yes	December 13, 2003

TOTAL	1553350